[LETTERHEAD OF SQI DIAGNOSTICS INC.]

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             SQI Diagnostics Inc.

Request to Withdraw Registration Statement on Form F-10

Initially Filed July 6, 2011 (File No. 333-175382)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-175382), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 6, 2011, and never became effective under the Securities Act.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act and pursuant to Rule 457(p) under the Securities Act, and may be applied to a future registration statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

The Registrant requests this withdrawal due to unfavourable market conditions.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Daniel M. Miller of Dorsey & Whitney LLP, at (604) 687-8504.

If you have any questions or require additional information, please do not hesitate to contact me at (416) 674-9500 or Daniel M. Miller, our counsel, at (604) 630-5199.

Sincerely,
SQI Diagnostics Inc.

/s/ Andrew Morris

Andrew Morris
Chief Financial Officer

cc:                               Claude Ricks, SQI Diagnostics Inc.

Daniel M. Miller, Dorsey & Whitney LLP

Vanessa Grant, McCarthy Tetrault LLP